

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2015

Cliff Blake
Chief Executive Officer and President
First Rate Staffing Corporation
2775 West Thomas Road, Suite 107
Phoenix, AZ 85018

      Re: First Rate Staffing Corporation
               Form 10-K for Fiscal Year Ended December 31, 2014
               Filed March 31, 2015
               File No. 0-54427

Dear Mr. Blake:

     We have reviewed your filings and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity, page 11

1.   We refer to your discussion of cash provided by operating activities in 2014. You state that net cash provided by operating activities was $884,793 for the year ended December 31, 2014 and that the significant change from 2013 was a result of the proceeds generated from additional sales related to the acquisition of Loyalty during the year ended December 31, 2014. However, we note that over half of the change in operating cash flows from 2013 relates to the increase in accounts payable and other current liabilities. In this regard, please to provide a balanced disclosure that addresses the underlying reasons for changes that impacted cash flows, with specific discussions of working capital components such as accounts receivable, accounts payable, other current liabilities

and notes payable. Refer to Item 303 of Regulation S-K and section IV of the SEC Interpretive Release No. 33-8350.

3. Summary of Significant Accounting Policies

Revenue Recognition, page 20

2.   Expand your revenue recognition policy to disclose your policy of recognizing revenue on a gross basis and the significant factors that you rely upon for this determination.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christy Adams, Senior Staff Accountant at (202) 551-3363 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Justin Kisner, Attorney-Advisor at (202) 551-3788 or Kathleen Krebs, Special Counsel at (202) 551-3350 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Tony Patel, Esq.